Exhibit 99.1

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025 and DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of Jun 30, 2025	As of December 31, 2025
	JPY	JPY	US$
Assets
Current assets
Cash and cash equivalents	13,348	121,343	774
Term deposit	1,800	—	—
Accounts receivable, net	1,014,513	1,095,397	6,986
Accounts receivable – related party, net	107	—	—
Net investment in sublease, current	172,233	277,629	1,771
Inventories, net	15,255	13,535	86
Other current assets, net	35,466	41,876	267
Total current assets	1,252,722	1,549,780	9,884

Non-current assets
Property and equipment, net	989,408	997,299	6,360
Investments in an associate	16,902	16,650	106
Operating lease right-of-use assets	848,971	683,104	4,356
Finance lease right-of-use assets	17,855	14,777	94
Deferred tax assets, net	66,408	66,408	424
Net investment in sublease, non-current	111,513	59,207	378
Deferred offering costs	207,471	—	—
Other non-current assets	162,814	152,662	974
Financial assets at FVTPL	—	40,000	255
Total non-current assets	2,421,342	2,030,107	12,947
Total assets	3,674,064	3,579,887	22,831

Liabilities and shareholders’ equity
Current liabilities
Bank and other borrowings, current	116,150	125,806	802
Accounts payable	258,183	179,969	1,148
Accounts payable – related party	12,900	12,895	82
Other payables and accruals	305,196	174,568	1,113
Income tax payable	168,295	144,638	922
Contract liabilities	348	2,631	17
Amount due to a related party	26,629	—	—
Operating lease liabilities, current	374,687	341,955	2,181
Finance lease liabilities, current	5,276	4,929	31
Total current liabilities	1,267,664	987,391	6,296

Non-current liabilities
Bank and other borrowings, non-current	766,691	734,898	4,688
Asset retirement obligation	386	—	—
Operating lease liabilities, non-current	737,903	586,383	3,740
Finance lease liabilities, non-current	13,237	10,860	69
Rental deposits	90,752	90,752	579
Other non-current liabilities	16,142	12,087	77
Total non-current liabilities	1,625,111	1,434,980	9,153
Total liabilities	2,892,775	2,422,371	15,449

Shareholders’ equity
Ordinary shares (par value of US$0.00002 per share; 22,500,000,000 ordinary shares authorized, 48,750,000 and 52,046,250 ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2025)	157	161	1
Series A Preferred Shares (par value of US$0.00002 per share; 2,500,000,000 Series A Preferred Shares authorized, 2,000,000 Series A Preferred Shares issued and outstanding as of June 30, 2025 and December 31, 2025)	6	6	—
Share subscription receivable	(6)	(6)	—
Merger reserve	459,207	892,571	5,692
Retained earnings	321,925	264,784	1,689
Total shareholders’ equity	781,289	1,157,516	7,382
Total liabilities and shareholders’ equity	3,674,064	3,579,887	22,831

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the six months ended December 31,
	2024	2025	2025
	JPY	JPY	US$
Revenue
– External	1,687,519	1,689,170	10,772
– Related party	—	6,842	44
Total revenues	1,687,519	1,696,012	10,816

Cost of revenue
– External	(1,300,431)	(1,503,132)	(9,586)
– Related party	—	(63,502)	(405)
Total cost of revenue	(1,300,431)	(1,566,634)	(9,991)

Gross profit	387,088	129,378	825

Operating expenses
Selling and marketing expenses	(132,355)	(106,135)	(677)
General and administrative expenses	(228,846)	(588,062)	(3,750)
Total operating expenses	(361,201)	(694,197)	(4,427)

Other income (expenses)
Other income	11,694	156,346	997
Other expenses	(229)	(30,762)	(196)
Total other income, net	11,465	125,584	801

Operating profit (loss)	37,352	(439,235)	(2,801)

Share of profit of investments in an associate	6,158	14,088	90
Gain on disposal of investments in an associate	—	385,660	2,460
Finance costs	(9,842)	(10,271)	(66)
Profit (loss) before income tax expenses	33,668	(49,758)	(317)
Income tax expenses	(37,177)	(7,382)	(47)
Net loss for the period and total comprehensive loss	(3,509)	(57,140)	(364)

Weighted average number of ordinary shares - basic and diluted	50,750,000	51,628,333	51,628,333
Loss per ordinary share - basic and diluted	(0.07)	(1.11)	(0.01)